SEC Mail Processing Section

MAY 2 6 2009

Washington, DC
110

SECURITI 09040289
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 30977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE MILDRED STREET
(No. and Street)

MILWAUKIE, (City) OREGON (State) 97267 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEN JOHNSON 503/723-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116th AVENUE, SUITE 105 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BEN A JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

"

"

OFFICIAL SEAL
SHAWN PANKRATZ
NOTARY PUBLIC-OREGON
COMMISSION NO. 419814
MY COMMISSION EXPIRES JULY 31, 2011

Ben A. Johnson
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
FIRST SECURITIES NORTHWEST, INC.

We have audited the financial statements of First Securities Northwest, Inc. for the years ended December 31, 2008 and 2007 and have issued our report dated February 6, 2009.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.
Certified Public Accountants

March 24, 2009

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2008 and 2007

	2008	2007
Stockholders' equity from statement of financial condition	$249,801	$419,212
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	249,801	419,212
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(513)	(792)
Prepaid expenses & deferred tax benefit	(71,026)	(11,709)
Net Capital before haircuts	178,262	406,711
Haircut on other securities	(533)	(1,462)
Net Capital	$177,729	$405,249
Computation of net capital requirement		
Minimum net capital required	$ 157	$ 1,881
Minimum dollar net capital requirement	$100,000	$100,000
Excess net capital	$ 77,729	$305,249
Excess net capital at 1000%	$177,493	$377,033
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 2,358	$ 28,216
Total aggregate indebtedness	$ 2,358	$ 28,216
Ratio: Aggregate indebtedness to net capital	.01 to 1.	.07 to 1.

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2008 and 2007

	2008	2007
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$177,731	$414,965
Adjustments		
Effect on net income for adjustments		
Rounding	(2)	(0)
Increase in aggregate indebtedness	0	(9,716)
Net capital at December 31, as adjusted	$177,729	$405,249
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 2,358	$ 18,502
Increase in aggregate indebtedness	0	9,716
Rounding	0	(2)
Total aggregate indebtedness as of December 31, as adjusted	$ 2,358	$ 28,216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE MILDRED STREET
(No. and Street)

MILWAUKIE, (City) OREGON (State) 97267 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEN JOHNSON 503/723-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116th AVENUE, SUITE 105 (Address) KING CITY, (City) OREGON (State) 97224 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BEN A. JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

"

"

OFFICIAL SEAL
SHAWN PANKRATZ
NOTARY PUBLIC-OREGON
COMMISSION NO. 419814
MY COMMISSION EXPIRES JULY 31, 2011

Ben A. Johnson
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
FIRST SECURITIES NORTHWEST, INC.

We have audited the financial statements of First Securities Northwest, Inc. for the years ended December 31, 2008 and 2007 and have issued our report dated February 6, 2009.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.
Certified Public Accountants

March 24, 2009

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2008 and 2007

	2008	2007
Stockholders' equity from statement of financial condition	$249,801	$419,212
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	249,801	419,212
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(513)	(792)
Prepaid expenses & deferred tax benefit	(71,026)	(11,709)
Net Capital before haircuts	178,262	406,711
Haircut on other securities	(533)	(1,462)
Net Capital	$177,729	$405,249
Computation of net capital requirement		
Minimum net capital required	$ 157	$ 1,881
Minimum dollar net capital requirement	$100,000	$100,000
Excess net capital	$ 77,729	$305,249
Excess net capital at 1000%	$177,493	$377,033
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 2,358	$ 28,216
Total aggregate indebtedness	$ 2,358	$ 28,216
Ratio: Aggregate indebtedness to net capital	.01 to 1.	.07 to 1.

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2008 and 2007

	2008	2007
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$177,731	$414,965
Adjustments		
Effect on net income for adjustments		
Rounding	(2)	(0)
Increase in aggregate indebtedness	0	(9,716)
Net capital at December 31, as adjusted	$177,729	$405,249
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 2,358	$ 18,502
Increase in aggregate indebtedness	0	9,716
Rounding	0	(2)
Total aggregate indebtedness as of December 31, as adjusted	$ 2,358	$ 28,216